UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LJ International Inc.

(Name of Issuer)

$.01 Par Value Common Stock

(Title of Class of Securities)

G55312105

(CUSIP Number)

Zhou Yu

4F, 269 Fangbangzhong Road

Shanghai

200010

PR China

+86-21-63260179

Yuzhen@yuyuantm.com.cn

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55312105
1	Name of Reporting Person Yu Zhen Industrial Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,238,081
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,238,081
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,238,081
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.98%
14	Type of Reporting Person (See Instructions) CO

* Percent of class is based on 32,072,672  shares of common stock reported as issued and outstanding at March 26, 2013 in a Schedule 13D filed jointly by Mr. Yu Chuan Yih, Hon Tak Ringo Ng, Ms. Ka Man Au, Mr. Hoi Tsun Peter Au, Yuin Chiek Lye, Ms. Hoi Yee Vicky Chan, Zhicheng Shi, Primeon, Inc., Hillside Financial and Shilin Investments with the Securities and Exchange Commission on April 3, 2013.

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2012 (the “Original 13D”) by Yu Zhen Industrial Limited (“Yu Zhen”) with respect to $.01 Par Value Common Stock (the “Common Stock”) of LJ International Inc. (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on July 16, 2012 (“Amendment No. 1”) and Amendment No. 2 to the Original 13D filed on October 1, 2012 .  Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Yu Zhen originally acquired the Common Stock that is the subject of this Schedule 13D for investment purposes.  With respect to the recently proposed “going private” transaction involving the Issuer as described in the Issuer’s  Schedule 13E-3 filed on April 3, 2013 (the “Transaction”), Yu Zhen believes that the terms of the proposed Transaction substantially undervalue the Issuer.  In response to what it believes to be an inadequate offer, Yu Zhen may pursue any or all of the following actions: communications with other shareholders of the Issuer regarding the Transaction, communications with the sponsors of the Transaction, disposing of all or a portion of the Common Stock in open market sales or in privately negotiated transactions, exercise of its dissenters’ rights and seeking other legal recourse to protect its interests as a shareholder.

Yu Zhen reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  See Items 11 and 13 of the cover page to this Schedule 13D, Amendment No. 2 for the aggregate number and percentage of shares of Common Stock that are beneficially owned by Yu Zhen as of April 9, 2013.

(b)  See Items 7 through 10 of the cover page to this Schedule 13D, Amendment No. 2 for the number and percentage of shares of Common Stock beneficially owned by Yu Zhen as of April 9, 2013 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)   There were no transactions in the ADS that were effected during the past 60 days by Yu Zhen.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2013

YU ZHEN INDUSTRIAL LIMITED

By:	/s/ Ye Kai
Ye Kai
Chairman of the Board of Directors